Northern Lights Fund Trust IV

17645 Wright Street, Suite 200

Omaha, NE 68130

July 17, 2019

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust IV (CIK No. 0001644419, File Nos. 333- 204808; 811- 23066) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Lights Fund Trust IV (the “Trust”) respectfully requests withdrawal of Post-Effective Amendment No. 107 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 107”)(Accession Number: 0001580642-18-003544) relating to adding FormulaFolios Flexible Income ETF and FormulaFolios Sector Rotation ETF (the “Funds”) each as a new series of the Trust.

Post-Effective Amendment No. 107 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2018, pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Post-Effective Amendment No. 107. If and when the Trust decides to offer shares of the Funds, it will re-file a new post-effective amendment to its Registration Statement. The Trust believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors.

Please direct any questions concerning this letter to me at (631) 470-2778 or Bibb Strench at Thompson Hine LLP, counsel to the Trust at (202) 973-2727.

Very truly yours,
/s/ Jennifer Farrell
Jennifer Farrell
Secretary, Northern Lights Fund Trust IV